Exhibit 99.1

Pactera’s Board of Directors Establishes Special Committee to Evaluate Going Private Proposal

Beijing, May 22, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that its board of directors has established a special committee (the “Special Committee”) to consider the proposal letter, dated May 20, 2013, from a consortium comprised of an affiliate of funds managed or advised by Blackstone, the Company’s non-executive Chairman, Chris Chen, its Chief Executive Officer, Tiak Koon Loh, and its Executive Committee members, David Chen, Sidney Huang and Jun Su to acquire all of the outstanding shares of Pactera not currently owned by such consortium members in a going private transaction.

The Special Committee is composed of the following independent directors of the Company: Ruby Lu, Terry McCarthy, Venky Krishnakumar and May Tung. Ruby Lu will be the Chairperson of the Special Committee. The Special Committee has retained Shearman & Sterling LLP as its legal counsel and is in the process of engaging an independent financial advisor to assist it in its work. The board of directors cautions the Company’s shareholders that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com